UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under The Securities Exchange Act of 1934
                               (Amendment No. 14)*


                         First Empire State Corporation
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, par value $5.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    320076102
                                 --------------
                                 (CUSIP Number)


                              Howard N. Cayne, Esq.
                                 Arnold & Porter
                            555 Twelfth Street, N.W.
                           Washington, D.C. 20004-1202
                                 (202) 942-5656
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 1, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are being sent.

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document Consists of 17 Pages.

CUSIP No. 320076102               Schedule 13D                     Page  2 of 17

================================================================================
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert G. Wilmers
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
    (SEE INSTRUCTIONS)
                                                                     (b) | |
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):  PF, BK, OO

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                | |
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER:
                                 672,126
       NUMBER OF          ------------------------------------------------------
         SHARES            8.    SHARED VOTING POWER:
      BENEFICIALLY               0
        OWNED BY          ------------------------------------------------------
     EACH REPORTING        9.    SOLE DISPOSITIVE POWER:
         PERSON                  672,126
          WITH            ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER:
                                 0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    672,126
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                   | |
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
    8.2%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):  IN

================================================================================

CUSIP No. 320076102               Schedule 13D                     Page  3 of 17

================================================================================
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    West Ferry Foundation
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
    (SEE INSTRUCTIONS)
                                                                     (b) | |
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):  OO

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                | |
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  New York

--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER:
                                 23,000
       NUMBER OF          ------------------------------------------------------
         SHARES            8.    SHARED VOTING POWER:
      BENEFICIALLY               0
        OWNED BY          ------------------------------------------------------
     EACH REPORTING        9.    SOLE DISPOSITIVE POWER:
         PERSON                  23,000
          WITH            ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER:
                                 0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    23,000
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                   | |
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
    .3%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):  OO

================================================================================

CUSIP No. 320076102               Schedule 13D                     Page  4 of 17

================================================================================
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    REM Foundation
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
    (SEE INSTRUCTIONS)
                                                                     (b) | |
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):  WC

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                | |
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Liechtenstein

--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER:
                                 451,320
       NUMBER OF          ------------------------------------------------------
         SHARES            8.    SHARED VOTING POWER:
      BENEFICIALLY               0
        OWNED BY          ------------------------------------------------------
     EACH REPORTING        9.    SOLE DISPOSITIVE POWER:
         PERSON                  451,320
          WITH            ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER:
                                 0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    451,320
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                   | |
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
    5.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):  OO

================================================================================

CUSIP No. 320076102               Schedule 13D                     Page  5 of 17

================================================================================
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Hofin Anstalt
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
    (SEE INSTRUCTIONS)
                                                                     (b) | |
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):  WC

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                | |
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Liechtenstein

--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER:
                                 320,400
       NUMBER OF          ------------------------------------------------------
         SHARES            8.    SHARED VOTING POWER:
      BENEFICIALLY               0
        OWNED BY          ------------------------------------------------------
     EACH REPORTING        9.    SOLE DISPOSITIVE POWER:
         PERSON                  320,400
          WITH            ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER:
                                 0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    320,400
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                   | |
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
    4.0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):  CO

================================================================================

CUSIP No. 320076102               Schedule 13D                     Page  6 of 17

================================================================================
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Argali [BVI] Limited
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
    (SEE INSTRUCTIONS)
                                                                     (b) | |
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):  OO

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                | |
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  British Virgin Islands

--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER:
                                 30,200
       NUMBER OF          ------------------------------------------------------
         SHARES            8.    SHARED VOTING POWER:
      BENEFICIALLY               0
        OWNED BY          ------------------------------------------------------
     EACH REPORTING        9.    SOLE DISPOSITIVE POWER:
         PERSON                  30,200
          WITH            ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER:
                                 0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    30,200
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                   | |
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
    .4%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):  CO

================================================================================

CUSIP No. 320076102               Schedule 13D                     Page  7 of 17

================================================================================
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Bikala Holdings Ltd.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
    (SEE INSTRUCTIONS)
                                                                     (b) | |
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):  WC

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                | |
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Gilbraltar

--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER:
                                 2,700
       NUMBER OF          ------------------------------------------------------
         SHARES            8.    SHARED VOTING POWER:
      BENEFICIALLY               0
        OWNED BY          ------------------------------------------------------
     EACH REPORTING        9.    SOLE DISPOSITIVE POWER:
         PERSON                  2,700
          WITH            ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER:
                                 0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    2,700
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                   | |
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
    0.03%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):  CO

================================================================================

CUSIP No. 320076102               Schedule 13D                     Page  8 of 17

================================================================================
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Alauda Investments Ltd.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
    (SEE INSTRUCTIONS)
                                                                     (b) | |
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):  WC

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                | |
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Gilbraltar

--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER:
                                 317,700
       NUMBER OF          ------------------------------------------------------
         SHARES            8.    SHARED VOTING POWER:
      BENEFICIALLY               0
        OWNED BY          ------------------------------------------------------
     EACH REPORTING        9.    SOLE DISPOSITIVE POWER:
         PERSON                  317,700
          WITH            ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER:
                                 0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    317,700
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                   | |
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
    3.9%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):  CO

================================================================================

CUSIP No. 320076102               Schedule 13D                     Page  9 of 17

================================================================================
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Grantor Retained Annuity Trust No. 4
    13-701557
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
    (SEE INSTRUCTIONS)
                                                                     (b) | |
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):  OO

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                | |
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  New York

--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER:
                                 23,703
       NUMBER OF          ------------------------------------------------------
         SHARES            8.    SHARED VOTING POWER:
      BENEFICIALLY               0
        OWNED BY          ------------------------------------------------------
     EACH REPORTING        9.    SOLE DISPOSITIVE POWER:
         PERSON                  23,703
          WITH            ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER:
                                 0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    23,703
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                   | |
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
    .3%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):  OO

================================================================================

CUSIP No. 320076102               Schedule 13D                     Page 10 of 17

================================================================================
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Grantor Retained Annuity Trust No. 5
    13-701558
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
    (SEE INSTRUCTIONS)
                                                                     (b) | |
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):  OO

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                | |
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  New York

--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER:
                                 27,923
       NUMBER OF          ------------------------------------------------------
         SHARES            8.    SHARED VOTING POWER:
      BENEFICIALLY               0
        OWNED BY          ------------------------------------------------------
     EACH REPORTING        9.    SOLE DISPOSITIVE POWER:
         PERSON                  27,923
          WITH            ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER:
                                 0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    27,923
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                   | |
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
    .3%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):  OO

================================================================================

CUSIP No. 320076102               Schedule 13D                     Page 11 of 17

================================================================================
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Grantor Retained Annuity Trust No. 6
    13-701559
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |X|
    (SEE INSTRUCTIONS)
                                                                     (b) | |
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS (SEE INSTRUCTIONS):  OO

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                | |
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  New York

--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER:
                                 30,896
       NUMBER OF          ------------------------------------------------------
         SHARES            8.    SHARED VOTING POWER:
      BENEFICIALLY               0
        OWNED BY          ------------------------------------------------------
     EACH REPORTING        9.    SOLE DISPOSITIVE POWER:
         PERSON                  30,896
          WITH            ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER:
                                 0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    30,896
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                   | |
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
    .4%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):  OO

================================================================================

CUSIP No. 320076102               Schedule 13D                     Page 12 of 17


                        Amendment No. 14 to Schedule 13D

        The Schedule 13D, dated May 8, 1980, as amended, of Robert G. Wilmers, West Ferry Foundation, REM Foundation, Hofin Anstalt, Argali [BVI] Limited, Bikala Holdings Ltd., Alauda Investments Ltd., Grantor Retained Annuity Trust No. 4, Grantor Retained Annuity Trust No. 5, and Grantor Retained Annuity Trust No. 6 (collectively, the "Reporting Persons") is hereby amended as set forth below. As a result of distributions in accordance with the terms of each trust, Grantor Retained Annuity Trust No. 2 and Grantor Retained Annuity Trust No. 3 have ceased to be reporting persons for the purposes of this Schedule 13D.

        Capitalized terms used herein without definition have the meanings set forth in Amendment No. 13 to this Schedule 13D. This Amendment No. 14 to
Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D and Amendments Nos. 1 through 13 thereto.

Item 4.        Purpose of Transaction

        Item 4 of the Schedule 13D is amended as set forth below:

        Robert G. Wilmers is a director and president and chief executive officer of First Empire and Jorge G. Pereira, the owner of Hofin Anstalt, is a director and vice chairman of the Board of Directors of First Empire. In their capacities with First Empire, these persons may from time to time consider plans or proposals relating to: the acquisition or disposition of securities of First Empire; extraordinary corporate transactions involving First Empire or any of its subsidiaries; selling or transferring a material amount of assets of First Empire or any subsidiaries; changing the present board of directors or management of First Empire; materially changing the present capitalization or dividend policy of First Empire, making other material changes in First Empire's business or corporate structure; changing First Empire's charter, bylaws or instruments corresponding thereto or other actions which may affect control of First Empire; causing the First Empire common stock to no longer be quoted on the American Stock Exchange; causing the First Empire common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or taking any action similar to any of those enumerated above.

        Other than as described herein, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the foregoing actions.

Item 5.        Interest in Securities of the Issuer

        Item 5 of the Schedule 13D is revised and amended and restated as set forth below:

        (a)-(b) The aggregate number and percentage of outstanding Shares beneficially owned by each Reporting Person are set forth below. Unless otherwise indicated, each

CUSIP No. 320076102               Schedule 13D                     Page 13 of 17


Reporting Person has sole voting and dispositive power with respect to the First Empire Shares listed opposite his name.

                                                                 Percentage of
                                         Number of                Outstanding
                                       First Empire               First Empire
Reporting Person                       Shares Owned             Shares Owned(1)
----------------                       ------------             ---------------
Robert G. Wilmers                          672,126(2)                 8.2%
West Ferry Foundation                       23,000                     .3%
REM Foundation                             451,320                    5.6%
Hofin Anstalt                              320,400(3)                 4.0%
Bikala Holdings Ltd.                         2,700                   0.03%
Alauda Investments Ltd.                    317,700                    3.9%
Argali [BVI] Limited                        30,200                     .4%
Trust No. 4                                 23,703                     .3%
Trust No. 5                                 27,923                     .3%
Trust No. 6                                 30,896                     .4%
Reporting Persons as a Group             1,474,046                   18.0%

(1) Based upon 8,100,085 Shares outstanding as of the close of business on April 2, 1998. In calculating the beneficial ownership percentage for Mr. Wilmers and the aggregate percentage for all of the Reporting Persons, Shares subject to options held by Mr. Wilmers which are currently exercisable or exercisable within 60 days from the date hereof are added to the total Shares outstanding.

(2) Includes the 23,000 Shares owned by the West Ferry Foundation, a charitable trust formed by Mr. Wilmers, as to which Mr. Wilmers, as trustee, holds sole voting and dispositive power and 82,522 Shares held, in the aggregate, by the Trusts. Also includes (i) 96,000 Shares subject to employee stock options granted to Mr. Wilmers which are currently exercisable or exercisable within 60 days of the date hereof, (ii) 3,392 Shares allocated under First Empire's Retirement Savings Plan as of December 31, 1997, and (iii) 3,610 Shares held by a close relative or the estate of a close relative as to which beneficial ownership is disclaimed. Excludes (i) 30,000 Shares subject to stock options which will become exercisable over the course of the following 3 years, and
        (ii) 198 phantom Shares allocated to Mr. Wilmers under a supplemental 401(k) plan as of December 31, 1997. Other than the transactions set forth in Item 5 below, there were no transactions within the last sixty days by any Reporting Persons with respect to the First Empire Shares.

(3) Since Hofin Anstalt is the sole stockholder of Alauda Investments Ltd. and Bikala Holdings Ltd., its beneficial ownership includes Shares held by such entities. Excludes 7 shares held directly by Jorge G. Pereira, a director and vice chairman of First Empire and owner of Hofin Anstalt.

CUSIP No. 320076102               Schedule 13D                     Page 14 of 17


        Since the filing of Amendment No. 13 to this Schedule 13D, the percentage of Shares beneficially owned by the Reporting Persons have changed primarily as a result of the issuance of 1,429,998 Shares by First Empire on April 1, 1998 in connection with its acquisition of ONBANCorp, Inc. on April 1, 1998.

        (c) Information with respect to transactions during the last 60 days by the Reporting Persons is set forth in Schedule I hereto.

Item 7.        Material to be Filed as Exhibits

        None.


                             JOINT FILING AGREEMENT

        By signing this Amendment No. 14, each Reporting Person acknowledges and agrees that the Schedule 13D, as amended hereby, is filed on such Reproting Person's behalf and agrees to such joint filing in accordance with Rule 13d-1(k) of the Securities and Exchange Commission.

CUSIP No. 320076102               Schedule 13D                     Page 15 of 17


                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           April 24, 1998                    /s/ Robert G. Wilmers
        --------------------                 ---------------------
              (Date)                         Robert G. Wilmers


                                             REM FOUNDATION


           April 24, 1998                    By: /s/ Rene Merkt
        --------------------                 ------------------
              (Date)                         Rene Merkt, Director


                                             WEST FERRY FOUNDATION

           April 24, 1998                    By:  /s/ Robert G. Wilmers
        --------------------                 --------------------------
              (Date)                         Robert G. Wilmers, Trustee


                                             HOFIN ANSTALT

           April 24, 1998                    By:  /s/ Jorge G. Pereira
        --------------------                 -------------------------
              (Date)                         Jorge G. Pereira, Director


                                             ALAUDA INVESTMENTS LTD.

           April 24, 1998                    By:  /s/ Jorge G. Pereira
        --------------------                 -------------------------
              (Date)                         Jorge G. Pereira, Director


                                             BIKALA HOLDINGS LTD.

           April 24, 1998                    By:  /s/ Jorge G. Pereira
        --------------------                 -------------------------
              (Date)                         Jorge G. Pereira, Director

CUSIP No. 320076102               Schedule 13D                     Page 16 of 17


                                             ARGALI [BVI] LIMITED

           April 24, 1998                    By:  /s/ Chiquita G.M. Harding
        --------------------                 ------------------------------
              (Date)                         Chiquita G.M. Harding, President


                                             GRANTOR RETAINED ANNUITY
                                                TRUST NO. 4

           April 24, 1998                    By:  /s/ Robert G. Wilmers
        --------------------                 ------------------------------
              (Date)                         Robert G. Wilmers, Trustee


           April 24, 1998                    By:  /s/ Ira H. Jolles
        --------------------                 ------------------------------
              (Date)                         Ira H. Jolles, Trustee


                                             GRANTOR RETAINED ANNUITY
                                                TRUST NO. 5

           April 24, 1998                    By: /s/ Robert G. Wilmers
        --------------------                 ------------------------------
              (Date)                         Robert G. Wilmers, Trustee


           April 24, 1998                    By:  /s/ Ira H. Jolles
        --------------------                 ------------------------------
              (Date)                         Ira H. Jolles, Trustee


                                             GRANTOR RETAINED ANNUITY
                                                TRUST NO. 6

           April 24, 1998                    By:  /s/ Robert G. Wilmers
        --------------------                 ------------------------------
              (Date)                         Robert G. Wilmers, Trustee


           April 24, 1998                    By:  /s/ Ira H. Jolles
        --------------------                 ------------------------------
              (Date)                         Ira H. Jolles, Trustee

CUSIP No. 320076102               Schedule 13D                     Page 17 of 17


                                   SCHEDULE I


-------------------  --------------  -------------  --------------  ------------
    (1) Person        (2) Date of     (3) Number    (4) Price Per    (5) Where
     Effecting        Transaction      of Shares        Share         and How
    Transaction                       Disposed of                    Effected
-------------------  --------------  -------------  --------------  ------------
Robert G. Wilmers         4/3/98           20             n/a           gift
-------------------  --------------  -------------  --------------  ------------